PIPER MARBURY RUDNICK & WOLFE LLP
                             36 South Charles Street
                            Baltimore, MD 21201-3018

                                 January 7, 2000



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W., Mail Stop 4-7
Washington, D.C. 20549-0306
Attn:    Kimberly Hood
         Alan Morris


         Re:      Powerize.com, Inc. (the "Company")
                  Form S-1 Registration Statement (File No. 333-80055) (the "Registration Statement")



Gentlemen:

On behalf of the Company and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), we hereby respectfully request that the Securities and Exchange Commission ("Commission") grant an Order of immediate withdrawal of the Registration Statement and all exhibits and amendments thereto filed with the Commission under the Act.

The Registration Statement was originally filed with the Commission on June 4, 1999. No securities have been sold under the Registration Statement. Because of market conditions, the Company does not currently intend to proceed with a public offering of its Common Stock. Accordingly, we hereby request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send a copy of the Order via facsimile to the attention of Wm. David Chalk and send a copy via U.S. Mail to Wm. David Chalk, Piper Marbury Rudnick & Wolfe LLP, 36 South Charles Street, Baltimore, MD 21201-3018.

Please direct any comments or questions regarding the above matter to the undersigned at (410) 576-3135.

                                        Very truly yours,

                                        PIPER MARBURY RUDNICK & WOLFE LLP


                                        /s/ Wm. David Chalk

                                        Wm. David Chalk



cc:      Mr. Ted S. Bagheri
         Mr. Edwin R. Addison




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